EXHIBIT 3.1

ARTICLES OF INCORPORATION OF

URANIUM STAR CORP.

To form a corporation pursuant to the Minnesota Business Corporation Act, the undersigned, an individual 18 years of age or older, adopts the following articles of incorporation:

1.	Name. The name of the corporation is Uranium Star Corp.

2.         Registered Office and Registered Agent. The address of the registered office of the corporation in Minnesota is CT Corporation System, Inc., 100 South Fifth Street, Suite 1075, Minneapolis, Minnesota 55402. The name of the registered agent of the corporation at that address is CT Corporation.

3.         Authorized Shares. The aggregate number of shares that the corporation is authorized to issue is 185,000,000, par value $0.01 per share. A total of 175,000,000 of the shares shall be deemed common shares. The remaining 10,000,000 shares shall be divisible into classes and series, have the designations, voting rights, and other rights and preferences, and be subject to the restrictions, that the board of directors may from time to time establish, fix and determine, consistent with these articles of incorporation.

4.         No Cumulative Voting. There shall be no cumulative voting by the shareholders of the corporation.

5.         No Preemptive Rights. The shareholders of the corporation shall not have any preemptive rights arising under the Minnesota Business Corporation Act. This provision is not applicable to rights arising in connection with the a designation of rights and preferences of a series of preferred stock or arising under contract.

6.         Written Action by Directors. An action required or permitted to be taken at a meeting of the board of directors of the corporation may be taken by a written action signed, or consented to by authenticated electronic communication, by all of the directors unless the action need not be approved by the shareholders of the corporation, in which case the action may be taken by a written action signed, or consented to by authenticated electronic communication, by the number of directors that would be required to take the same action at a meeting of the board of directors of the corporation at which all of the directors were present. A written action may be signed in separate counterparts.

7.         Limitation of Directors’ Liability. To the fullest extent permitted by the Minnesota Business Corporation Act as the same exists or may hereafter be amended, a director of this corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director. Neither the amendment, modification or repeal of this Article nor the adoption of any provision in these articles of incorporation inconsistent with this Article shall adversely affect any right or protection of a director or officer of the corporation with respect to any act or omission that occurred prior to the time of such amendment, modification, repeal or adoption.

8.         Incorporator. The name and address of the incorporator are Kimberley R. Anderson, 1420 Fifth Avenue, Suite 3400, Seattle, Washington 98101.

Dated: May 7, 2008.

/s/ Kimberley R. Anderson _____________________________________ Kimberley R. Anderson, Incorporator

STATE OF MINNESOTA DEPARTMENT OF STATE FILED MAY 07, 2008 Mark Ritchie Secretary of State